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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                    BURNS INTERNATIONAL SERVICES CORPORATION
                           (Name of Subject Company)

                    BURNS INTERNATIONAL SERVICES CORPORATION
                       (Name of Person Filing Statement)

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                    Common Stock, par value $0.01 per share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   122374101
                     (CUSIP Number of Class of Securities)

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                               Robert E.T. Lackey
                                General Counsel
                    Burns International Services Corporation
                           200 South Michigan Avenue
                            Chicago, Illinois 60604
                                 (312) 322-8500
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                              --------------------

                                    COPY TO:

                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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[x]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1-8.

N/A

Item 9.  Exhibits.

Text of Press Release issued by Burns International Services Corporation on August 3, 2000:

Date                                    For More Information Contact:
August 3, 2000                          Anne Ireland (Analysts)
                                        312-322-8550

                                        Lynn Glovka (Media)
                                        312-322-8511


             BURNS INTERNATIONAL SERVICES CORPORATION AND SECURITAS
                             SIGN MERGER AGREEMENT

CHICAGO - Burns International Services Corporation (NYSE:BOR) and Securitas AB, jointly announced today that they have signed a definitive merger agreement in which Securitas will acquire all of the outstanding shares of Burns International Services Corporation (Burns). Securitas is a Swedish corporation (SSE:SECU) providing security services worldwide. In the United States, Securitas provides services through its Pinkerton subsidiary.

Pursuant to the agreement, Securitas will pay US $21.50 per share for each outstanding share of Burns common stock. This offer represents a 62 percent premium over the closing price of Burns common stock on Wednesday, August 2, 2000. Burns currently has approximately 19.9 million shares of common stock outstanding. Including debt and other financial obligations, the transaction has a total value of approximately US $650 million.

The transaction will be a cash tender offer for all Burns shares, followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Burns will become a wholly owned subsidiary of Securitas. Burns has granted Securitas an option to purchase up to 19.9 percent of Burns shares under certain circumstances. In addition, the directors and certain executives of Burns have committed to tender their shares, aggregating approximately 4.5 percent, pursuant to the tender offer. The transaction has been approved by the Boards of Directors of both Securitas and Burns.

Securitas expects to commence its cash tender offer early next week. The offer will be conditioned upon, among other things, a majority of the shares being properly tendered, as well as the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

John A. Edwardson, chairman and chief executive officer of Burns, said, "I am pleased that Burns will be joining the world's largest security organization. This provides our customers unparalleled access to the best security services in the world, and offers our employees exceptional career growth opportunities."

Thomas Berglund, president and chief executive officer of Securitas, stated, "Since summer 1999, the American guarding operations have been reorganized with a clear focus on local responsibility for growth and profitability. After the acquisitions of APS and First Security in January 2000, the number of regions has been increased, and these acquisitions are now integrated and operations are developing according to plan. We are now ready to take a new large step, and the acquisition of Burns will give us an excellent position from which to lead the development of the American security market."

Burns Profile
Chicago-based Burns International Services Corporation is the largest U.S.-based provider of physical security and related services with 58,000 employees and more than 320 offices throughout the United States, Canada, England, Scotland, Ireland, and Colombia. The company offers a complete range of security solutions involving armed and unarmed physical security, foot and vehicle patrol, access control and monitoring, background and drug screening, investigative services, contract staffing, and other specialized security and support services.

Securitas Profile
Securitas is a 66 year old security company based in Stockholm, Sweden, with annual revenues of approximately US $4 billion. Securitas employs over 150,000 people and operates in more than 30 countries throughout Europe and North America. The company is a full service supplier of security solutions, including security officer services, alarm services, central monitoring, investigative services, and cash-in-transit services.

                                 * * * * * * *

THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED, AND THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF BURNS COMMON STOCK. AT THE TIME THAT SECURITAS COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION AND BURNS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF BURNS, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE SEC'S WEBSITE AT www.sec.gov. THESE DOCUMENTS MAY ALSO BE OBTAINED FOR FREE (WHEN AVAILABLE) FROM MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE OFFER, BY CALLING TOLL-FREE 800-322-2885.

Certain statements in this announcement are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of the risks, uncertainties, and other information listed in Exhibit 99 to the company's Form 10-K for the year ended December 31, 1999.

Burns will host a conference call Thursday, August 3, 2000 at noon eastern time to discuss this press release. Interested parties can listen in on the conference call by dialing 800-553-0288 within the U.S. or 612-332-1020 from outside the U.S. A recording of the conference call will be available from 6:00 a.m. until midnight on Monday, August 7. To access the recording, call 800-475-6701 from within the U.S. and 320-365-3844 from outside the U.S. The access code is 532151.